Filed by Genzyme Corporation
(Commission File No. 000-14680)
Pursuant to Rule 425 under
the securities Act of 1933
Subject to Company: Ilex Oncology, Inc.
Commission File No. 000-22147

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Genzyme Stockholder’s Meeting
May 27, 2004

[GRAPHIC]

Elliott Hillback
Senior Vice President, Corporate Affairs

Forward-Looking Statements	[LOGO]
Annual Stockholder’s Meeting

These presentations contain forward-looking statements, including without limitation statements regarding:

•                                          the potential business combination between Genzyme and ILEX, including expected timing, benefits and EPS impact;

•                                          2004 financial guidance;

•                                          projected plans and timing for product development and regulatory filing and action;

•                                          product safety and efficacy, and the projected expansion of products to new indications;

•                                          market estimates, including growth projections;

•                                          product launch and marketing plans; and

•                                          the expected drivers of future growth for product sales, our expected future revenues, revenue growth rates, end-user demand, and market penetration.

These statements are subject to risks and uncertainties, and our actual results may differ materially from those projected in the forward looking statements.  Those risks and uncertainties include:

•                                          the ability to successfully complete the proposed business combination, including receipt of Hart-Scott-Rodino Act clearance and ILEX stockholder approval, and to successfully integrate ILEX’s business;

•                                          actual financial results;

•                                          the ability to successfully complete preclinical and clinical development of products and services, including Myozyme, DX-88, Tovelamer, and anti-TGFβ antibodies;

•                                          the content and timing of submissions to and decisions made by the FDA and other regulatory agencies, including in regards to Myozyme, Thyrogen and Synvisc;

•                                          the ability to obtain marketing and reimbursement approvals for, and to launch and to increase the use and sale of, products;

•                                          the ability to advance product development pipelines, to leverage our current manufacturing and sales infrastructure and to expand the geographical reach of products, including Fabrazyme, Synvisc and Thymoglobulin;

•                                          the ability to expand the labeled indications for products, including Thyrogen, Synvisc and Thymoglobulin;

•                                          the accuracy of our estimates of the size and characteristics of the markets to be addressed by products and services, including growth projections;

•                                          the accuracy of our information regarding the products and resources of our competitors;

•                                          the ability to manufacture sufficient amounts of products for development and commercialization activities, and to manage product inventories;

•                                          the scope of third-party reimbursement coverage for products and services;

•                                          the ability to obtain, maintain and successfully enforce adequate patent and other proprietary rights protection of products and services;

•                                          the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize products and services;

•                                          the success of existing sales forces and the ability to successfully expand sales and marketing teams in existing and new markets;

•                                          the ability to establish and maintain strategic license, collaboration and distribution arrangements; and

•                                          the risks and uncertainties described in reports filed under the Securities Exchange Act of 1934, including under the heading “Factors Affecting Future Operating Results” in Genzyme’s Registration Statement on Form S-4 filed April 5,2004.

Investors are urged not to place undue reliance on forward looking statements.  These statements are made as of today’s date and we undertake no obligation to update them.

On April 5, 2004, Genzyme filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 relating to the merger.  This presentation is not a substitute for the prospectus/proxy statement, a preliminary form of which is included in the registration statement.  Investors are urged to read the final version of that document, when it becomes available, because it contains important information about Genzyme, ILEX, the proposed business combination and related matters, including detailed risk factors.  The final prospectus/proxy statement and other documents filed by Genzyme and ILEX with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Genzyme or ILEX.  Requests for copies of Genzyme’s SEC filings should be directed to 500 Kendall Street, Cambridge, Massachusetts 02142, Attention: Investor Relations. Requests for copies of ILEX’s SEC filings should be directed to Ilex Oncology, Inc., 4545 Horizon Hill Blvd., San Antonio, Texas 78229,

ILEX, its directors, and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ILEX in favor of the transaction. Information about the directors, executive officers and certain employees of ILEX and their direct and indirect interests is set forth in the preliminary prospectus/proxy statement and may be supplemented or modified in the final prospectus/proxy statement.

This presentation includes certain non-GAAP financial measures that involve adjustments to GAAP figures. Genzyme believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Genzyme’s past financial performance and its prospects for the future. The non-GAAP financial measures are included with the intent of providing both management and investors with a more complete understanding of underlying operational results and trends. In addition, these non-GAAP financial measures are among the primary indicators Genzyme management uses for planning and forecasting purposes. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for GAAP figures.

Genzyme Stockholder’s Meeting

[GRAPHIC]

Henri A. Termeer
President and CEO

May 27, 2004

Our Focus Remains Consistent:	[LOGO]
Patients and Performance	Annual Stockholder’s Meeting

We seek frontiers

[GRAPHIC]		[GRAPHIC]

• Serious diseases		• Patient-centric
• unmet needs	[GRAPHIC]	• Standard of care products
• Technology neutral
We develop and deliver breakthrough therapies and services		• Opportunistic
• Naturally creates a diversified company
[GRAPHIC]

• Significant improvement to patients’ lives

Areas of Focus

LSDs	Renal	Orthopaedics	Transplant & Immune Disease	Oncology/ Endocrinology

[PHOTO]	[PHOTO]	[PHOTO]	[PHOTO]	[PHOTO]

Cerezyme®	Renagel®	Synvisc®	Thymoglobulin®/	Thyrogen®
Fabrazyme®	Sevelamer-CKD	Carticel®	Lymphoglobulin®	Cancer programs
Aldurazyme®	Renal fibrosis	Synvisc II	RDP-58
Myozyme®	PKD		DX-88
Niemann Pick			Anti-TGFβ antibodies
		Diagnostics	MS-29155
THP Collaboration
Products
Services

Marketed Products

Products in development

Executing Multi-Stage Growth Plan

[CHART]

Notes: (1) Excludes Renagel revenues of $19.5M in 1999 and $8.0M in 2000, which were reported by the Renagel JV.

(2) GABI is included in “All Other”, not as a part of Biosurgery.

(3) Excludes Aldurazyme revenues, which were recorded by the JV with BioMarin Pharmaceutical, Inc.

Genzyme Stockholder’s Meeting
May 27, 2004

[GRAPHIC]

Mike Wyzga
Executive Vice President Finance, CFO

Financial Review

2003 Financial Summary	[LOGO]
Events & Milestones	Annual Stockholder’s Meeting

•                  Shipments of Renagel produced in Ireland and UK plants

•                  FDA granted marketing approval for Fabrazyme® and Aldurazyme® in the U.S.

•                  Tracking stock structure eliminated

•                  Aldurazyme® approved for marketing in the European Union

•                  Acquired SangStat Medical Corporation

•                  Paid down our $300M revolving line of credit

•                  Sale of $690M convertible senior notes at 1.25%

•                  Revenue grew 29%

•                  Gross profit grew 30%

•                  Gross margin increased to 72%

•                  GENZ GAAP EPS of $.42

•                  One time items and amortization of $353M

•                  GENZ EPS of $1.39, excluding one time items and amortization

2003 Financial Summary

Revenue

Revenue increased to $1,714M

•                  29% over 2002

•                  Cerezyme increased 19% to $739M

•                  Renagel increased 80% to $282M

•                  Synvisc increased 23% to $110M

•                  Fabrazyme doubled to $81M

•                  Sepra increased 22% to $48M

•                  Thyrogen increased 54% to $43M

•                  Thymoglobulin increased to $28M

[CHART]

2003 Financial Summary

Gross Profit

Gross profit increased 30% to $1,219M in FY’03

•                  Impact of Haverhill and Waterford coming online

•                  Volume-related efficiencies

[CHART]

2003 Financial Summary

R&D Expense

R&D expense increased to $335M in 2003 from $308M in 2002

•                  R&D expense as a percentage of revenue was 20%

•                  Fabrazyme post marketing studies

•                  Pompe clinical trials

•                  Niemann-Pick B clinical spending

•                  TGF β/CAT program

•                  Renagel (DCOR study)

•                  Acquisition of SangStat

[CHART]

2003 Financial Summary

Consolidated GAAP PBT

Consolidated GAAP profit before tax was $5M in FY’03

GAAP profit before tax lower in 2003 due to:

•                  SangStat acquisition-related expenses

•                  Loss on sale of CV Devices

•                  Ortho goodwill impairment

[CHART]

2003 Financial Summary

Consolidated PBT (ex-amortization, FIN 46 and 1x events)

Consolidated profit before tax increased 75% to $421M in FY’03

[CHART]

One-time events include the following:

(1)       $353M in 2003 related to goodwill impairment (FAS142), purchase accounting (IPR&D), and loss on CV disposal

(2)       $164M in 2002 related to goodwill impairment (FAS142), business restructuring, and investment losses

(3)       $226M in 2001 related to purchase accounting (IPR&D, deferred comp, inventory step-up, etc.)

(4)       $177M in 2000 related to purchase accounting (IPR&D and investment gains)

2003 Financial Summary

Genzyme Corporation Cash and Investments

Cash increased to $1,227M from $1,195M in 2002

•                  Significant sources of cash were:

•                  $673M Convertible Notes

•                  $388M in cash from operations

•                  $116M in additional paid-in capital

•                  Significant uses of cash were:

•                  $537M for SangStat (net)

•                  $260M in capital expenditures

•                  $300M pay down of revolving debt

[CHART]

2003 Financial Summary

Capital Expenditures

Capital Expenditures Were $260M in 2003

•                  Major projects were:

•                  Waterford – Phase II Fill/Finish

•                  Geel – MAB Phase I

•                  Cambridge – Genzyme Center

•                  Allston – 2nd Bioreactor Suite

[CHART]

2004 Guidance

• Revenue	$1.9B - $2.0B
• Gross margin	76% - 77%
• R&D	$385M - $395M
(19% - 20% revenues)
• Diluted EPS	$1.37 - $1.47
• Amortization	$0.28 - $0.28
• EPS excl. amortization	$1.65 - $1.75

Our Business Strategy

Expand franchise products

•                        LSDs

•                        Renagel®

Broaden use of commercial products

•                        Thyrogen® – ablation, goiter

•                        Synvisc® – hip, shoulder, ankle

•                        Thymoglobulin® – induction, BMT

Advance our pipeline

•                        Myozyme®, anti-TGFβ antibodies, DX-88, Tolevamer, MS-small molecule

Building oncology franchise

•                        Acquiring Ilex Oncology

•                        Acquired Impath cancer testing unit

Leverage infrastructure

•                        Manufacturing efficiencies yield margin improvements

•                        Existing Japanese infrastructure assists in new product launches

•                        New revenue contribution from geographical expansion of Thymoglobulin®, Synvisc®

First Half, 2004

Events & Milestones

•                  FTC closed review of Novazyme acquisition

•                  Announced intent to establish a research facility in Europe

•                  Received approval to market Fabrazyme® in Japan

•                  Acquired Alfigen, Inc.

•                  Initiated ankle trials for Synvisc in EU

•                  Announced agreement to acquire ILEX

•                  Acquired IMPATH cancer testing unit

Genzyme Stockholder’s Meeting
May 27, 2004

[GRAPHIC]

Georges Gemayel
Executive Vice President

Transplant

Sangstat Brand Portfolio	[LOGO]
Annual Stockholder’s Meeting

•                  Thymoglobulin

•                  Global brand

•                  Acute immunosuppressant

•                  SOT, BMT/Hematology, other

•                  Lymphoglobulin

•                  Multi-national brand

•                  Acute immunosuppressant

•                  BMT/Hematology, SOT

•                  Cyclosporine

•                  Gengraf U.S. branded generic, PSI Caps Europe

•                  Chronic immunosuppressant

•                  SOT, other

•                  Celsior

•                  Multi-national brand

•                  Organ storage solution

•                  SOT

•                  RDP58

•                  Phase 2 Clinical Development in Ulcerative Colitis

Genzyme Transplant Product Priorities

•                  Invest

•                  Thymoglobulin

•                  Maximize penetration

•                  Continuous Clinical Investigation (SOT, BMT)

•                  Initiate Proof of Concept Clinical Studies

•                  Markets Expansion

•                  Maintain

•                  Lymphoglobulin

•                  Celsior

•                  Gengraf (cyclosporine - US)

•                  Partnering Opportunities

•                  Outlicensing

•                  PSI (cyclosporine - EU)

•                  RDP58

•                  In-Licensing

Integration Update

•                  SangStat Offices

•                  Fremont

•                  Lyon

•                  Sales

•                  US

•                  EU/International

•                  Marketing and Medical Personnel

•                  Operations

•                  Legal Integration and Name Change

•                  Finance/Sales Ops

•                  US

•                  EU/International

•                  Distribution Agreements

•                  Out-licensing of RDP58

[GRAPHIC]

Focus on Thymoglobulin

Thymoglobulin (TG)	[LOGO]
Annual Stockholder’s Meeting

Polyclonal Rabbit anti-thymocyte antibody

•                  Produced by immunization of rabbits with human thymocytes

•                  GMP manufacturing approved by US and European agencies

•                  Registrations and labels

•                  Registered in over 50 countries

•                  Europe and ROW : Induction and treatment of rejection in SOT, severe aplastic anemia (SAA) and GvHD in most countries

•                  US: Treatment of acute renal allograft rejection

•                  Sales of Lymphoglobulin and Thymoglobulin are expected to reach between $90 to $100 million in 2004.

Regional Revenue Mix

[CHART]

Source: Genzyme Data

Thymoglobulin Regional Growth Rates Q1-03 to Q1-04

•                  United States 19%

•                  Europe 19%

•                  Asia 23%

•                  Americas 58%

Kidney Transplants Account for Approximately 70% of Total SOT

[CHART]

Worldwide Market:  71,989 SOT Procedures

Source: UNOS

Thymoglobulin Has Similar Potential in Europe and the U.S.

[CHART]

Total Market:  71,989 SOT Procedures

Source: UNOS, national registries and Genzyme surveys

The US Immunosuppresive Antibody Market is More Developed

[CHART]

Total:  $188 Million

Source: UNOS, National Registries and Genzyme Surveys

Thymoglobulin is the US Market Leader

[CHART]

Source: IMS Data

In the US Ab Induction Utilization is High, But it Differs by Organ

[CHART]

Source: UNOS

In Europe Ab Induction Utilization is Less Common Practice

[CHART]

[GRAPHIC]

Focus on RDP58

RDP58	[LOGO]
Annual Stockholder’s Meeting

•                  Exclusive license to P&GP for GI and other diseases

•                  P&GP is leader in treating GI disorders

•                  Extensive Development and Commercialization expertise

•                  Genzyme keeps rights for Pulmonary disorders and co-promotion rights in Oncology related disorders

•                  Satisfactory financial terms

•                  $10 Million in early payments

•                  Additional milestone payments and royalties on product sales

Genzyme’s Transplant Business Summary

•                  Integration of Sangstat has been completed

•                  Efforts are focused on maximizing the potential of Thymoglobulin

•                  On the outlook for opportunities to participate more broadly in the Transplant market

Genzyme Stockholder’s Meeting

[GRAPHIC]

Genzyme Genetics
Mara G. Aspinall

May 27, 2004

Genzyme Genetics	[LOGO]
Bringing our Mission to Life	Annual Stockholder’s Meeting

•                  Genzyme Genetics leads the value-added diagnostic services market, providing our customers with:

•                  Unequaled Quality

•                  Superior Customer Service

•                  Education and Interpretation

•                  Meaningful Results for Physicians and their Patients

•                  Genzyme Genetics current market areas:

•                  Prenatal and Reproductive

•                  Oncology and Pathology

Genzyme Genetics’ strategy

Build on Strengths for Continued Growth

Prenatal Esoteric Testing	[GRAPHIC]	DNA Testing

Leader in prenatal cytogenetics		Leader in Cystic Fibrosis and other carrier testing

Prenatal and Reproductive

Overview

Leading provider of genetic testing services	• Over 500,000 tests annually
• Leader in prenatal chromosome studies

Highest quality results, service and reporting	• Largest national network of Board-certified Genetic Counselors
• Proprietary online reporting system – Genzyme GOLD
• 24 hour, 7 day access to genetic experts

Active R&D program	• Over 75 scientific publications and presentations per year
• Focus on new markers and improving quality and cost effectiveness

Prenatal and Reproductive

Service Menu

•                  Diagnostic Cytogenetic Analysis

•                  Amniocentesis

•                  Chorionic Villi Sampling (CVS)

•                  Products of Conception

•                  Adult Blood Samples

•                  Fluorescence In-Situ Hybridization (FISH)

•                  Insight® – Rapid Prenatal Diagnosis

•                  Preimplantation Genetic Diagnosis (PGD)

•                  Biochemical Risk Assessment

•                  FirstScreen™ - Early risk assessment

•                  Afp4® – Second trimester screen

•                  IntegratedScreen™ – Highest detection rate

•                  Carrier Screening via Molecular Diagnostics

•                  Cystic Fibrosis

•                  Diseases prevalent in Ashkenazi Jewish population

•                  Fragile X

Prenatal and Reproductive

Leading Cystic Fibrosis Test

[CHART]

•                  Innovator in CF Testing

•                  Increased detection for a pan-ethnic population

[GRAPHIC]

Carrier Risks and Detection Rates by Ethnic Background

Ethnicity	Genzyme Published Detection Rates	ACMG 25 Mutation Detection Rates
Caucasian	92.6%	90%
Ashkenazi Jewish	97%	97%
African American	81%	69%
Hispanic	72%	57%

•                  Expanded mutation panel provides higher detection rates than the ACMG 25 panel

Oncology:

Next Step in Genzyme Genetics’ strategy

Prenatal Esoteric Testing	[GRAPHIC]	DNA Testing	[GRAPHIC]	Oncology

Leader in prenatal cytogenetics		Leader in Cystic Fibrosis and other carrier testing		Leader in cancer testing

Oncology

Value Added Testing Market Growth Factors

•                  Targeted Therapeutics

•                  Patient Specific Information Necessary

•                  New Therapeutics require Companion Diagnostics

•                  Advances in Diagnostic Science

•                  Discovery of new diagnostics markers

•                  Focus on early diagnosis

•                  Shift towards Outpatient Diagnosis and Treatment

•                  Need to monitor more closely

•                  Greater use of reference labs

•                  Demographics

•                  Aging Population

•                  Increased Incidence of Cancer

•                  Increased Years of Survival

Oncology Acquisition

Why IMPATH?

•                  IMPATH is the leader in oncology laboratory testing

•                  Comprehensive test menu

•                  Expert Staff Pathologists

•                  Seasoned Laboratory Team

•                  National oncology focused salesforce

•                  Complementary strengths for continued growth

•                  Focus on timely value-added results for physicians and their patients

•                  IMPATH - The Cancer Information Company

•                  Genzyme - “More than just a Test Result”

•                  IMPATH brings full service oncology capabilities

•                  Brand recognition

•                  Extensive experience – more than 1 million cases

•                  Genzyme brings strong and established infrastructure

•                  Reimbursement – Billing and Collections

•                  Operations

•                  Research and Development

Genzyme and IMPATH

Alignment with Genzyme Corporation

•                  Aligns Genetics with Genzyme’s overall corporate strategy

•                  Focus on oncology

•                  Area of unmet medical need

•                  Leverages Corporate Science Research and Discovery

•                  Full spectrum of oncology care from diagnostics to therapeutics

•                  Building strategic links with Genzyme’s other therapeutic areas

•                  Genetics is a critical resource and partner for LSD therapeutics

•                  Leverage scientific and operational expertise for LSD diagnostics

•                  Relationships with common key opinion leaders

•                  Develop pharmacogenomics initiatives

•                  Improve efficiency of clinical trials

•                  Enhance medical impact for targeted patient population

Genzyme and IMPATH

Together

•                  Leading Market Position

•                  Leader in prenatal and reproductive testing

•                  Leader in oncology/pathology testing

•                  Comprehensive Testing Menus

•                  15 complex technology platforms

•                  Experienced Team of Employees

•                  More than 1500 employees – with 75+ MDs, PhDs

•                  Largest national network of genetic counselors

•                  Broad Client Base

•                  More than 17,000 physicians, 3,000 hospitals and 600,000 patients

•                  Over 500 managed care contracts nationwide

•                        Unmatched Infrastructure

•                        Nationwide network of state-of-the-art facilities

•                        Operational expertise

Genzyme and IMPATH

National Laboratory Network

Labs strategically placed throughout the country to:

•                  Meet the needs of our regional customers

•                  Take advantage of critical mass of expertise

•                  Decrease turnaround times

•                  Maximize efficiency

[GRAPHIC]

Worldwide Reach

[GRAPHIC]

Asia

•                  Japan

•                  Market leader in prenatal testing

•                  Samples processed in US

•                  Turn around time better than competition

•                  Unique prenatal screening test in market

•                  Lab reports in Japanese

[GRAPHIC]

Europe

•                  Germany

•                  Minority shareholder in genetics lab

•                  Cytogenetics, FISH and molecular testing

•                  Leveraging technology between US and EU

•                  Active program to assess European testing market

•                  Prenatal

•                  Oncology

At the Core for the Future

Research and Development

•                  Staying at the leading edge of technology

•                  Reliability, accuracy, robustness

•                  Cost-effectiveness

•                  Increased information content

•                  Multi technology approach

•                  Increasing use of automation – inside and outside lab

•                  Higher throughput

•                  Increased accuracy

•                  Lower cost

•                  Continuing new test development

•                  Better patient care

•                  Increased clinical utility – evidence based medicine

•                  Link to new therapeutics

Complex Value Added testing

has applications in all stages of life

Preconception	Prenatal	Neonatal	Pediatric	Adult

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Screening ... Diagnosis ... Prognosis ... Therapeutic Selection ... Monitoring Prevention ... Predisposition

Genzyme Genetics

Continuing our Success

•                  20 years of innovation and thought leadership

•                  Industry-leading technologies and services

•                  National access to standardized testing, education and genetic counseling services

•                  Proprietary technologies, information and reporting systems

•                  Evidence-based information and decision-support tools

•                  Quality reporting to Payors and Providers

A commitment to empowering
physicians and their patients to achieve
a new standard of care.